                                                                Registration No.
                                                                       333-43881

================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM S-3
                                 AMENDMENT NO. 2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             PDG ENVIRONMENTAL, INC.
             (Exact name of registrant as specified in its charter)
         DELAWARE                                        22-2677298
  (State or other jurisdiction                        (I.R.S. Employer
of incorporation or organization)                   Identification Number
                                300 OXFORD DRIVE
                              MONROEVILLE, PA 15146
                                 (412) 856-2200
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                                 WITH A COPY TO:
JOHN C. REGAN                                 JAMES D. CHIAFULLO, ESQ.
CHAIRMAN AND CHIEF EXECUTIVE OFFICER          THORP, REED & ARMSTRONG
300 OXFORD DRIVE                              ONE RIVERFRONT CENTER
MONROEVILLE, PA  15146                        PITTSBURGH, PA  15222
(412) 856-2200                                (412) 394-7743

           (Name, address, including zip code , and telephone number, including area code, of agent for service)

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
No later than five (5) business days after the effective date of this Registration Statement

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:
                       -------

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: X
                       ----

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------
TITLE OF EACH                   AMOUNT         PROPOSED MAXIMUM     PROPOSED MAXIMUM          AMOUNT OF
CLASS OF SECURITIES             TO BE           OFFERING PRICE         AGGREGATE           REGISTRATION
TO BE REGISTERED              REGISTERED          PER SHARE*         OFFERING PRICE             FEE*
--------------------------------------------------------------------------------------------------------
Common Stock,                   894,660            $1.56               $1,395,670             $449.07
par value $0.02
per share

--------------------------

*Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933 and is based upon the average of the bid and asked price of the Common Stock on the NASDAQ Stock Market on April 17, 1998.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

                             PDG ENVIRONMENTAL, INC.
                              CROSS-REFERENCE SHEET
                    Between Items of Form S-3 and Prospectus


ITEM                                                      PROSPECTUS
 NO.           ITEM IN FORM S-3                             HEADING
 ---           ----------------                             -------

 1.      Forepart of the Registration                Front Cover, Cross-
         Statement and Outside Front                 Reference Sheet
         Cover Page of Prospectus

 2.      Inside Front and Outside Back               Available Information,
         Cover Pages of Prospectus                   Incorporation of Certain
                                                     Documents by Reference
                                                     and Table of Contents

 3.      Summary of Information, Risk                Summary of Information;
         Factors and Ratio of Earnings               Risk Factors
         to Fixed Charges

 4.      Use of Proceeds                             Use of Proceeds

 5.      Determination of Offering Price             Not Applicable

 6.      Dilution                                    Not Applicable

 7.      Selling Securityholders                     Selling Securityholders

 8.      Plan of Distribution                        Plan of Distribution

 9.      Description of Securities to be             Description of Company's
         Registered                                  Capital Stock

10.      Interests of Named Experts and              Not Applicable
         Counsel

11.      Material Changes                            Recent Developments

12.      Incorporation of Certain                    Incorporation of Certain
         Information by Reference                    Documents by Reference

13.      Disclosure of Commission                    Not Applicable
         Position on Indemnification for
         Securities Act Liabilities

PROSPECTUS

                                     894,660

                             PDG ENVIRONMENTAL, INC.

                                  Common Stock

         The shares (the "Shares") of Common Stock, par value $.02 per share ("Common Stock") of PDG Environmental, Inc. (the "Company") covered by this prospectus are shares issuable upon the exercise of warrants to purchase Common Stock (the "Warrants") owned by the selling securityholders named herein (the "Selling Securityholders"). The Company will not receive any of the proceeds from the sale of the Shares. The Common Stock is traded on the NASDAQ stock market under the symbol "PDGE." On April 17, 1998, the bid price of the Common Stock on the NASDAQ over-the-counter market was $1.56 per share.

         The Selling Securityholders may offer the Shares from time to time, depending upon market conditions and other factors, in one or more transactions on the NASDAQ over-the-counter market, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, and the Selling Securityholders may enter into arrangements to pledge shares from time to time in connection with financing arrangements. The Shares may be offered from time to time in any manner permitted by law, including through underwriters, dealers or agents, or directly to one or more purchasers. To the extent required, a prospectus supplement will be distributed which will set forth the number of Shares being offered and the terms of the offering, including the names of any underwriters, any discounts, commissions and other items constituting compensation to underwriters, dealers or agents, the public offering price and any discounts, commissions or concessions allowed or reallowed or paid by underwriters to dealers. See "PLAN OF DISTRIBUTION."

SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.


                            -------------------------

                                 April 27, 1998

No dealer, salesman or other person has been authorized to give any information or to make any representations, other than those contained in this Prospectus, in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any securities (including the securities offered hereby) in any jurisdiction to any person to whom it is unlawful to make any such offer or solicitation. Neither the delivery of this Prospectus nor any offer, solicitation or sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof or that the information herein is correct as of any time subsequent to its date.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the following regional offices of the Commission: Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and New York Regional Office, 7 World Trade Center, New York, New York 10048. Copies of such material also can be obtained upon written request addressed to the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission, including the Company. The address of the Commission's web site is http://www.sec.gov. The Company's Common Stock is traded on the over-the-counter market and quoted on NASDAQ and such reports, proxy and information statements and other information can also be inspected at the public reference facilities maintained by NASDAQ at 1735 K Street N.W., Washington, D.C. 20006 at prescribed times.

         The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby (including all amendments and supplements thereto, the "Registration Statement"). This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of any such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto can be inspected and copied at the public reference facilities and regional offices referred to above.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents which have been filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference and made a part of this Prospectus: (i) the annual report on Form 10-KSB for the fiscal year ended January 31, 1998.

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities covered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents.

         Any statement contained herein or in a document or information incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated herein by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

         The Company undertakes to provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents or information referred to above that has been or may be incorporated by reference in the Prospectus (excluding exhibits to such documents unless such exhibits are specifically incorporated by reference). Requests should be directed to Corporate Secretary, PDG Environmental, Inc., 300 Oxford Drive, Monroeville, Pennsylvania 15146, telephone (412) 856-2200.

                                TABLE OF CONTENTS

                                                              PAGE
                                                              ----

Summary Information.............................................1

         The Company............................................1
         The Offering...........................................1

Risk Factors....................................................2

The Company.....................................................5

Price Range of Common Stock.....................................6

Dividends.......................................................7

Use of Proceeds.................................................7

Selling Securityholders.........................................7

Plan of Distribution............................................8

Description of the Company's Capital Stock.....................10

Recent Developments............................................12

Legal Matters..................................................14

Experts........................................................14

                               SUMMARY INFORMATION


         The following summary is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) set forth elsewhere in, or incorporated by reference into, this Prospectus.

                                   THE COMPANY

         The Company is a holding company with its principal place of business at 300 Oxford Drive, Monroeville, Pennsylvania 15146. Its telephone number is
(412) 856-2200. Through its operating subsidiaries, the Company provides asbestos abatement contracting services to the public and private sectors. The Company's asbestos abatement contracting service includes the removal and disposal of asbestos as well as construction of enclosures to surround asbestos containing areas and encapsulation of asbestos with approved sealants. This service is principally performed by the Company in commercial, governmental and institutional buildings, schools and industrial facilities on a contract basis.



                                  THE OFFERING

Securities Offered              894,660 shares of Common Stock, to be
                                registered for issuance upon the exercise of Warrants held by the Selling Securityholders.

Number of Shares of
Common Stock Outstanding        6,579,412(1)

NASDAQ Symbol                   "PDGE"


(1)As of April 23, 1998

                                  RISK FACTORS

         1. HISTORY OF NET LOSSES. The Company reported net losses for two of its last four fiscal years. There can be no assurance that the Company will be profitable in future periods.

         2. CONTRACT ESTIMATING. A significant amount of the Company's business is done on a contract basis as a result of competitive bidding. The Company must estimate the costs involved with the applicable job prior to submitting a bid and therefore, if awarded the job, bears the risk if actual costs exceed the estimated amounts.

         3. COMPETITION. The Company competes with numerous firms in the asbestos abatement business, some of which have resources exceeding those of the Company. The asbestos abatement market is a relatively mature industry with little growth potential.

         4. ASBESTOS ABATEMENT SERVICES. Asbestos abatement services may expose the Company's employees and others to dangerous elements, and although the Company takes extensive precautions, the Company may not avoid liability to persons so exposed.

         5. CYCLICAL BUSINESS. The Company's asbestos abatement business is affected by the timing of large contracts; thus, backlogs and income are subject to fluctuation.

         6. INSURANCE AND BONDING. The Company maintains an insurance and bonding program consistent with the Company's financial priorities; however, there can be no assurance that this program will be adequate or that it will be available to the Company in the future. The lack of an adequate insurance and bonding program could have a material and adverse effect upon the ability of the Company to secure and perform contracts.

         7. GOVERNMENTAL REGULATION. Demand for asbestos abatement services is related to various federal, state and local laws and substantial regulation under the laws of governmental agencies, including the Environmental Protection Agency, various state agencies and county and local authorities acting in conjunction with such federal and state entities. Governmental authorities have the power to enforce compliance with those regulations and to obtain injunctions or impose fines in the case of violations. In the future, the Company may be required under those regulatory requirements to increase capital and operating expenditures in order to maintain current operations or initiate new operations. Under certain circumstances, the Company may be required to curtail certain operations until a particular problem is remediated or to undertake other corrective measures. Amendments to current laws and regulations governing the Company's operations or more stringent implementation thereof could have a material adverse effect on the Company or require substantial capital expenditures to comply with such laws and regulations.

         8. ADVERSE REGULATORY CHANGES. The Company has no control over governmental regulation of the environment. Current regulations could change resulting in the need for the Company to incur significant costs over the budgeted amounts in order to comply with such regulations. Alternatively, the regulatory environment could relax, due, for example, to political or economic pressures, which could reduce the demand for the Company's services.

         9. RELIANCE ON MANAGEMENT. The Company is dependent on its senior management to make all material decisions with respect to the management of the Company. There is a shortage of qualified similar personnel in the industries in which the Company competes. The Company and Mr. Regan are parties to an employment agreement, dated October 1, 1995, relating to the employment of Mr. Regan as the Chief Executive Officer of the Company. The employment agreement is for an initial term of five years, unless it is earlier terminated as provided in the agreement. After the initial five-year period, the agreement may be terminated by the Company at any time or by Mr. Regan upon giving the Company six months' prior written notice of his intent to terminate the agreement. The agreement provides that the Company may terminate Mr. Regan for cause at any time without any further payments to Mr. Regan. If, however, Mr. Regan's employment is terminated as a result of his death or disability or without cause, Mr. Regan is entitled to continued payments of salary and benefits as provided in the employment agreement. A termination without cause under the employment agreement includes a change in control of the Company, a change in Mr. Regan's offices or positions with the Company, or a reduction in the amount of annual salary or benefits to be paid to Mr. Regan under the agreement. The Company maintains key-men insurance on the Chief Executive Officer.

         10. DIVIDEND ON COMMON STOCK PROHIBITED. By the terms of the Company's certificate of incorporation, no dividend may be paid on the Common Stock so long as the current arrearage of approximately $149,000 (as of January 31, 1998) on the Company's Series A Preferred Stock ("Preferred Stock") is not paid. The Company does not anticipate the payment of a dividend on any class of stock in the foreseeable future. (See "DESCRIPTION OF THE COMPANY'S CAPITAL STOCK.")

         11. VOTING CONTROL. At the time of this offering the directors and officers of the Company as a group beneficially own approximately 36.9% of the voting securities of the Company.

         12. IMPACT OF LITIGATION. The Company has been named in a purported class action suit involving the purchase by persons and entities of the Common Stock of the Company's wholly-owned subsidiary, ICHOR Corporation (formerly known as PDG Remediation, Inc.) ("ICHOR") from February, 1995 through May 23, 1995. In February 1995, approximately 40% of ICHOR's Common Stock was sold in a public offering, including shares offered by the Company as well as shares offered directly by ICHOR. The action alleges that the defendants, including the Company, ICHOR, the directors and certain officers of ICHOR and the underwriters of the public offering violated certain federal securities laws. The Company believes that the allegations are without merit or that there are meritorious defenses to the allegations, and intends to defend the action vigorously. If, however, the plaintiff is successful in its claims, a judgment rendered against the Company and the other defendants would likely have a material adverse effect on the business and operations of the Company. (See "RECENT DEVELOPMENTS-LITIGATION.")

                                   THE COMPANY

         The Company is a holding company which, through its wholly-owned operating subsidiaries, is engaged primarily in providing asbestos abatement services to the private and public sectors.

Asbestos Abatement

         The sole business of the Company is to provide asbestos abatement contracting services to the public and private sectors. The asbestos abatement industry developed due to the increased public awareness in the early 1970s of the health risks associated with asbestos, which was extensively used in building construction. Through its operating subsidiaries, the Company has expertise in all types of asbestos abatement including removal and disposal, enclosure (constructing structures around the asbestos containing area) and encapsulation (spraying asbestos containing materials with an approved sealant). Asbestos abatement is principally performed in commercial buildings, government and institutional buildings, schools and industrial facilities.

         The Company's operating subsidiaries provide asbestos abatement services on a project contract basis. Individual projects are competitively bid. However, most contracts with private owners are ultimately negotiated. The majority of contracts undertaken are on a fixed price basis. The length of the contracts is typically less than one year; however, larger projects may require two or three years to complete. The loss of a single customer would not have a material adverse effect on the Company as bid opportunities for new work are constantly becoming available.

         The Company's asbestos abatement operations have been generally concentrated in the Northeastern, Mid-Atlantic and Southern portions of the United States. The majority of the Company's national marketing efforts are performed by members of senior management located in the headquarters facility in Monroeville, Pennsylvania. Regional marketing and project operations are also conducted through branch offices located in New York City, New York; Pittsburgh and Philadelphia, Pennsylvania; Fort Lauderdale, Florida; Rock Hill, South Carolina; Houston, Texas; Phoenix, Arizona and Atlanta, Georgia. Since the Company and its subsidiaries are able to perform asbestos abatement work throughout the year, the Company's business is not considered seasonal in nature, although it is affected by the timing of large contracts.

         The Company, through its operating subsidiaries, is licensed and/or certified in all jurisdictions where required in order to conduct its asbestos abatement operations. In addition, certain management and staff members are licensed and/or certified by various governmental agencies as asbestos abatement supervisors and workers.

                           PRICE RANGE OF COMMON STOCK

         The Company's Common Stock is traded (Symbol: PDGE) on the OTC Bulletin Board since September 1996. Prior to that it was listed for trading on the NASDAQ Small Cap Market. The information presented for the following periods reflects the high and low bid information as reported by the OTC Bulletin Board and NASDAQ.


        Period                      High       Low
        ------                      ----       ---

Fiscal 1996
-----------
      1st Quarter                   $1.31      0.78
      2nd Quarter                    0.91      0.50
      3rd Quarter                    0.69      0.31
      4th Quarter                    0.59      0.25


Fiscal 1997
-----------
      1st Quarter                   $0.63     $0.31
      2nd Quarter                    1.00      0.31
      3rd Quarter                    0.83      0.31
      4th Quarter                    0.47      0.25

Fiscal 1998
-----------
      1st Quarter                   $0.81     $0.42
      2nd Quarter                    0.87      0.56
      3rd Quarter                    1.12      0.71
      4th Quarter                    2.18      1.06

Fiscal 1999
-----------
      1st Quarter                   $2.28     $1.50
      (Through April 17, 1998)


         At April 2, 1998, the Company had approximately 2,191 stockholders of record of its Common Stock and 3 shareholders of its Preferred Stock. At April 17, 1998 the bid price reported on the OTC Bulletin Board for the Common Stock was $1.56. No public market exists for the Company's Preferred Stock.

                                    DIVIDENDS

         The Company has not historically declared or paid dividends with respect to its Common Stock and does not anticipate paying a dividend on its Common Stock in the foreseeable future. The Company's ability to pay dividends is limited due to limitations imposed by the terms of the Company's Series A Preferred Stock, which require that dividends in arrears must be paid to holders of the Series A Preferred Stock, prior to the payment of dividends to holders of Common Stock.

                                 USE OF PROCEEDS

         The shares of Common Stock to which this Prospectus relates are being reserved for issuance upon the conversion of the Warrants. The proceeds received by the Company from the exercise of the Warrants will be utilized for general corporate purposes. The Company will not receive any proceed from the sale of the underlying shares by the Selling Shareholders. See "PLAN OF DISTRIBUTION" below.

                             SELLING SECURITYHOLDERS

         The following table sets forth certain information with respect to the beneficial ownership of Common Stock by the Selling Securityholders as of the date of this offering and as adjusted to reflect the sale of the Common Stock offered hereby by the Selling Securityholders.



                             BENEFICIAL OWNERSHIP                              BENEFICIAL OWNERSHIP
                              PRIOR TO OFFERING                                  AFTER OFFERING
                              -----------------                                  --------------
                                                        NUMBER OF SHARES
SELLING                     NUMBER OF                    BEING OFFERED
SECURITYHOLDER               SHARES        PERCENT          HEREBY          NUMBER OF SHARES   PERCENT
--------------               ------        -------          ------          ----------------   -------
Drummond Financial
Corporation(1)                802,500       12.4%           802,500                0            0.00%

Jacob Minger                    6,160          *              6,160                0            0.00%

David Jordon                   25,000          *             25,000                0            0.00%

Barry Zelin                    25,000          *             25,000                0            0.00%

F.D. Townsen                   18,000          *             18,000                0            0.00%

Thomas O. Gephart              18,000          *             18,000                0            0.00%

------------
* Less than 1%

         (1)Drummond Financial Corporation's Schedule 14A for the 1998 Annual Meeting of Shareholders filed on December 10, 1997, sets forth information with respect to the stock ownership of each person known by Drummond Financial Corporation to own beneficially more than 5% of the stock. Neither the Company nor any of its officers, directors or controlling shareholders are affiliated with or have a direct or indirect ownership (beneficial or otherwise) interest in Drummond.

                              PLAN OF DISTRIBUTION

The holders of Warrants are entitled to the issuance of one share of the Company's Common Stock for each Warrant held upon the payment of the respective exercise price associated with the Stock Warrant. See "DESCRIPTION OF THE COMPANY'S CAPITAL STOCK."

         The Selling Securityholders have informed the Company that, following the exercise of the Warrants, the distribution of the Shares may be effected from time to time in transactions (i) in the over-the-counter market, or (ii) in transactions otherwise than in the over-the-counter market. The Selling Securityholders have also informed the Company that they do not have any arrangement at this time with any particular underwriter, broker or dealer but expect to sell the Shares of Common Stock through one or more brokers. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. If a Selling Securityholder effects such transactions by selling Shares to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or commissions from purchasers of Shares for whom they may act as agent, which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents might be in excess of those customary in the types of transactions involved. The Selling Securityholders and any brokers, dealers or agents that participate in the distribution of the Shares might be deemed to be underwriters, and any profit on the sale of Shares by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. The Company will not receive any of the proceeds from the sale of any of the Shares by the Selling Securityholders.

         At the time a particular offer of Shares is made, a Prospectus Supplement, to the extent required, will be distributed which will set forth the aggregate amount of Shares being offered, the purchase price, the amount of expenses of the offering and the terms of the offering, including the name or names of any underwriters, brokers, dealers or agents, any discounts, commissions and other items constituting compensation from the applicable Selling Securityholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

         Under the Exchange Act and applicable rules and regulations promulgated thereunder, any person engaged in a distribution of any of the Shares may not simultaneously engage in market-making activities with respect to the Shares for a period, depending upon certain circumstances, of either two days or nine days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Securityholders will be subject to applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including without limitation Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Securityholders.

         Under the securities laws of certain states, the Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless the Shares have been registered or qualify for sale in such state or an exemption from registration or qualification is available and is complied with.

                   DESCRIPTION OF THE COMPANY'S CAPITAL STOCK

General Description of the Company's Capital Stock

         The Company is authorized to issue two classes of stock, designated respectively, "Preferred Stock" and "Common Stock." The Company is authorized to issue thirty million (30,000,000) shares of Common Stock, par value $.02, and five million (5,000,000) shares of Cumulative Convertible Series A Preferred Stock, par value $.01. As of April 23, 1998, there were 6,579,412 shares of Common Stock issued and outstanding and 167,338 shares of Preferred Stock issued and outstanding.

         The Common Stock is traded on the over-the-counter market and quoted on the OTC Bulletin Board under the symbol "PDGE." There is no public market for the Preferred Stock.

Description of the Common Stock

         The holders of shares of Common Stock are entitled to cast one vote for each share held at all stockholder meetings for all purposes, including the election of directors. No dividends may be paid to holders of shares of Common Stock unless and until all cumulative dividends payable on the Series A Preferred Stock, including all such dividends in arrears, are paid. As of January 31, 1998, dividends of $149,000 are in arrears on the Series A Preferred Stock.

         The Company has not paid a dividend on its Common Stock since becoming a public company. The Company does not anticipate paying a dividend on its Common Stock in the foreseeable future, as the Company is prohibited from doing so because it must first pay the arrearage on the dividends payable on the Series A Preferred Stock.

         The holders of the Series A Preferred Stock and the Common Stock vote together for all purposes as a single class with the holders of the Series A Preferred Stock entitled to vote that number of votes equal to the number of shares of Common Stock into which their shares of Series A Preferred Stock are then convertible. See "Description of Series A Preferred Stock" following for a description of additional voting rights of the holders of the Series A Preferred Stock. There are no cumulative voting rights available to the Company's stockholders. As a result, the holders of just over 50% of the voting control of the Company can assure the election of all of the directors of the Company. Currently, the directors and officers of the Company as a group possess 36.9% of the voting control of the Company, with

John C. Regan, the Company's Chairman and Chief Executive Officer and Treasurer, controlling 23.9%. As a result, Mr. Regan can as a practical matter greatly impact any vote. The Board of Directors of the Company is not classified as all members currently are elected annually.

         The Company has various stock option plans and arrangements with its employees and directors pursuant to which a total of 1,679,545 shares of Common Stock are reserved to be issued at various prices. Of that number, options to purchase a total of 1,279,545 shares of Common Stock had been granted as of April 23, 1998. In addition, the Company has issued warrants to purchase an additional 994,660 shares of the Company's Common Stock with 802,500 warrants issued to Drummond Financial Corporation ("Drummond") in connection with various financing agreements. All outstanding warrants are being registered as part of this Registration Statement except for 100,000 warrants at an exercise price of $0.50 per share, which are covered by a Registration Statement on Form S-8 dated September 10, 1997. The exercise price of the Drummond warrants are from $0.75 to $1.25 per share. Of the remaining warrants, 106,160 warrants are at an exercise price of $0.50 per share, 50,000 warrants are at an exercise price of $2.00 per share, and 36,000 warrants are at an exercise price of $2.50 per share. Additionally, 560,143 common stock rights for the issuance of the Company's Common Stock are outstanding at January 31, 1998. The issuance of Common Stock may be granted to holders of the stock rights upon the attainment of certain specified levels of profitability and the approval of the Company's Board of Directors. Other than the securities discussed in the aforementioned sections and shares of Series A Preferred Stock outstanding, no other preemptive or preferential rights to purchase or subscribe for any shares of Common Stock have been issued or granted by the Company.

Description of the Series A Preferred Stock

         The Series A Preferred Stock ranks senior to the Common Stock with respect to dividend rights and rights on liquidation, winding-up and dissolution of the Company. No class or series of stock of the Company may be issued which is senior or pari passu to the Series A Preferred Stock without the affirmative vote of the holders of at least a majority of the outstanding shares of Series A Preferred Stock.

         The holders of shares of Series A Preferred Stock shall be entitled to receive cumulative dividends payable at the rate of $0.20 per share per annum. Such dividends shall be payable when, as and if declared by the Board of Directors of the Company quarterly on the fifteenth day of January, April, July and October. Dividends on each outstanding share of Series A Preferred Stock are cumulative and shall accrue for any quarter in which a dividend is not declared and paid. No dividends have been paid since 1991 and as a result the cumulative dividends in arrears with respect to the Series A Preferred Stock totaled $149,000 at January 31, 1998. It is expected that dividends on the Series A Preferred Stock will continue to accrue, unpaid, into the foreseeable future.

         In the event of any liquidation, dissolution or winding-up of the Company, holders of Series A Preferred Stock shall be entitled to be paid out of the assets of the Company an amount in cash equal to $10.00 per share plus any arrears in dividends payable on the Series A Preferred Stock.

         The shares of Series A Preferred Stock are convertible, at the option of the holder thereof, at any time or from time to time, at the rate of four (4) shares of Common Stock for each share of Series A Preferred Stock (the "Series A Conversion Rate") plus an additional number of shares of Common Stock equal to the cash value of any dividend arrearage payable on the Series A Preferred Stock convertible at the rate of $2.50 per share of Common Stock. The Series A Conversion Rate and the $2.50 per share conversion price with respect to the conversion of any arrearage in dividends payable on the Series A Preferred Stock are both subject to adjustment in certain circumstances. Currently, each share of Series A Preferred Stock is convertible into 4.38 shares of Common Stock. In addition, in certain circumstances, the Company may, at its option, redeem the Series A Preferred Stock.

         The holders of Series A Preferred Stock and the Common Stock vote together as a single class with the holders of Series A Preferred Stock entitled to vote that number of votes equal to the number of shares of Common Stock into which their shares of Series A Preferred Stock are then convertible.


                               RECENT DEVELOPMENTS

Litigation.

On June 30, 1995, an action, caption Klein v. PDG Remediation, Inc., et al., No. CIV-4954 (DAB), was filed in the United States District Court for the Southern District of New York asserting federal securities law claims against the Company, the directors and certain officers of ICHOR, ICHOR and the underwriters of ICHOR's initial public offering. The Klein action is brought as a purported class action on behalf of the named plaintiff and all persons and entities who purchased ICHOR's common stock from February 9, 1995, the effective date of the initial public offering, through May 23, 1995. The plaintiff alleges that the defendants violated Sections 11 and/or 15 of the Securities Act of 1933, as amended, and Section 12(2) of the Securities Exchange Act of 1934, as amended, by issuing or participating in the issuance of the registration statement and prospectus which contained material misstatements or omissions, and that the purported class members purchased shares of common stock in reliance on the allegedly false and misleading registration statement and prospectus. Specifically, plaintiff alleges that the defendants knew or should have known that the Florida reimbursement program in which ICHOR then participated was operating at a deficit and was being revised to eliminate funding of remediation activities for lower priority sites. The plaintiff sought certification of the action as a class action and recision of the purchase of shares of common stock by members of the purported class or statutory damages, as well as interest, attorneys' fees and other costs and expenses. The Company believes that the plaintiff's allegations are without merit or that there are meritorious defenses to the allegation, and intends to defend the action vigorously. On September 1, 1995, an answer was filed on behalf of the Company, ICHOR and ICHOR's officers and directors which generally denied the plaintiff's claims.

By letter dated December 5, 1995, the plaintiff requested a pre- motion conference on a motion for class certification. By letter dated December 6, 1995, the underwriter's counsel requested a pre- motion conference on a motion to dismiss the complaint. In December 1995, the underwriter defendants filed a notice of motion to dismiss and a memorandum of law in support of the motion. The motion to dismiss was denied in September 1996. The parties have negotiated a stipulation concerning class certification, and the court has certified a class. Notice of the Court's certification of the class was sent to potential class members in August 1997.

The action is still in the discovery stage.

Acquisition.

On December 29, 1997, the Company completed the acquisition of the business of American Environmental Abatement Corporation ("AEAC") located in Phoenix, Arizona. The Company purchased the fixed assets of AEAC, assumed AEAC's contracts in progress and retained AEAC's employees. The transaction was effective as of November 30, 1997 and will be accounted for as a purchase of assets.

                                  LEGAL MATTERS

Matters in connection with the legality of the shares of Common Stock offered hereby have been passed upon by Thorp, Reed & Armstrong, Pittsburgh, Pennsylvania.


                                     EXPERTS

The consolidated financial statements of PDG Environmental, Inc. appearing in PDG Environmental Inc.'s Annual Report (Form 10-KSB) for the year ended January 31, 1998 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

         The expenses payable by the Registrant in connection with the securities being registered (other than underwriting discounts and commissions, of which there are none) are estimated as follows:

SEC Registration Fee                        $   437
Accounting Fees and Expenses                  2,500
Printing and Photocopying                       200
Counsel Fees and Expenses                     3,500
Miscellaneous Expenses                          200
                                            -------

Total Expenses                              $ 6,837
                                            =======


Item 15. Indemnification of Directors and Officers.

         At the Annual Meeting on June 25, 1991, the Company's stockholders approved a Certificate of Amendment (the "Amendment") to the Company's Certificate of Incorporation to provide for indemnification rights of directors, officers, employees and agents as permitted by the Delaware General Corporation Law ("DGCL") and to clarify the limitation of liability of the Company's directors pursuant to the DGCL. In addition, the Board of Directors amended the By-Laws of the Company to provide for the indemnification of the directors, officers, employees and agents of the Company to the fullest extent permissible pursuant to Section 145 of the DGCL.

         The Amendment provided additional protection to directors, officers and other persons consistent with the indemnification provisions of Section 145 of the DGCL. As permitted by the DGCL, the Amendment provided that the Company shall indemnify its directors and officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company -- a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative action, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such an action and court approval is required before there can be any indemnification where the person seeking indemnification has been found to be liable to the Company.

         As further permitted by the DGCL, the Amendment provides that the Company will pay the litigation expenses of a director or officer as they are incurred. Under the Amendment, directors and officers would be given advance assurance that their litigation expenses will be paid by the Company subject to their agreement to repay any such amounts if it is ultimately determined that they are not entitled to be indemnified.

         The Amendment provides for indemnification only as authorized in the specific case upon a determination that the person seeking indemnity has met the applicable standard of conduct. Said determination can be made by the majority vote of disinterested members of the Board of Directors, by independent legal counsel or by the stockholders.

         The indemnification requirements might have a significant adverse effect on the Company and its stockholders in the event of a substantial judgment or settlement with respect to a director or officer entitled to indemnification.

Item 16. Index to Exhibits

3.1 Certificate of Incorporation of the Company and all amendments thereto, filed as Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended January 31, 1997, are incorporated herein by reference.

3.2 Certificate of Amendment to the Certificate of Incorporation of the Company, approved by stockholders on June 25, 1991, filed as Exhibit 3(a) to the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 1991, is incorporated herein by reference.

3.3      Amended and Restated By-laws of the Company, filed as Exhibit
         4.2 to the Company's registration statement on Form S-8 of securities under the PDG Environmental, Inc. Amended and Restated Incentive Stock Option Plan as of June 25, 1991, are incorporated herein by reference.

5. Opinion of Thorp, Reed & Armstrong, counsel to the Company, as to the legality of the securities being registered.

23.1     Consent of Ernst & Young, independent auditors.

23.2     Consent of Thorp, Reed & Armstrong, counsel the Company (included in
         Exhibit 5).

24. Powers of Attorney of certain directors and certified copy of resolutions of the Company's Board of Directors conferring on John C. Regan, the authority to sign this Registration Statement on Form S-3.

Item 17. Undertakings

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change in such information in the Registration Statement.

         Provided, however, that the undertaking set forth in the above paragraph under clauses (i) and (ii) thereof shall not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934.

         The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the provisions set forth under
Item 15 hereof, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by referenced in the prospectus to provide such interim financial information.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S- 3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, and the State of Pennsylvania, on this 27th day of April, 1998.


                                       PDG ENVIRONMENTAL, INC.
                                       (Registrant)

                                       By: /s/ JOHN C. REGAN
                                       -----------------------------------
                                           John C. Regan
                                           Chairman of the Board and Chief
                                           Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in their capacities on the dates indicated.


John C. Regan                          /s/ JOHN C. REGAN
Chairman of the Board                  -----------------------------------
  and Chief Executive Officer              April 27, 1998

Richard A. Bendis                      Director

Edgar Berkey                           Director

Edwin J. Kilpela                       Director





                                       By: /s/ JOHN C. REGAN
                                       -----------------------------------
                                           John C. Regan
                                           Attorney-in-Fact
                                           April 27, 1998